FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

September 30, 2018

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2018 of Videotron Ltd.

QUARTERLY REPORT

2018 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2018 — September 30, 2018

November 14, 2018

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2018 and 2017

(unaudited)

FINANCIAL REVIEW

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec).  We are the largest cable operator in the Province of Québec and the third-largest in Canada, in each case based on the number of cable customers, as well as being the largest cable Internet service provider and a major provider of cable and mobile telephony and OTT video in the province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business is a premier full-service telecommunications provider and data center operator servicing small, medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fibre-optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for Internet access, cable television, cable and mobile telephony services, over-the-top video services (“Club illico”) and business services.

The following Management Discussion and Analysis (“MD&A”) covers the Corporation’s main activities in the third quarter of 2018 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This MD&A should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2017 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue. The adoption of IFRS 15 had significant impacts on the consolidated financial statements with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs. Among other impacts, the adoption of IFRS 15 resulted in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. As well, costs to obtain a contract and connection costs are now fully amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain its services. A description of the new rules, and details of the retroactive adjustments to comparative data, are provided under “Changes in Accounting Policies” below. As well, to clarify the impact of IFRS 15 on non-IFRS measures, columns presenting the non-IFRS measures, without application of IFRS 15, have been added to the tables showing the calculation and reconciliation of the non-IFRS measures, as presented under “Non-IFRS Financial Measures.”

Following the adoption of IFRS 15, and to reflect changes in its activities and services, including the growth of its mobile telephony services, the Corporation reviewed the nature and definition of its key performance indicators. Accordingly, average monthly revenue per user (“ARPU”) has been abandoned and replaced by a new metric, average billing per unit (“ABPU”). ABPU will be used henceforth to measure the performance of mobile activities and the performance of all activities combined. The definition of the new ABPU metric is provided under “Key Performance Indicators” below. The definition of revenue-generating unit (“RGU”) has also been added in the same section; the nature and calculation of the metric are unchanged.

HIGHLIGHTS SINCE JUNE 30, 2018

•                                During the third quarter of 2018, revenues grew 3.7% (or 3.4% without the impact of IFRS 15 adoption), adjusted EBITDA grew by 9.2% (or 9.5% without the impact of IFRS 15 adoption) and ABPU grew by 2.5%, all compared to the third quarter of 2017.

•                                As of September 30, 2018, 1,120,700 lines were activated on our mobile telephony service, an increase of 41,500 (3.8%) in the quarter and a year-over-year increase of 130,400 (13.2%). Furthermore, wireless ABPU grew by $0.94 (1.8%) year-over-year.

•                                On September 13, 2018, we introduced Fizz, a new competitive and dynamic brand offering cost-effective mobile service, that will be fully digital and self-sustaining. Our flagship brand, Videotron, will continue to focus on wireless premium plans and the business segment, while Fizz will focus on expanding market penetration amongst digital natives and brand new mobile service adopters.

•                                On October 16, 2018, Manon Brouillette announced that she will retire as President and CEO of the Corporation on December 31, 2018, for personal reasons. Quebecor Inc. wishes to underline her very important contribution to the corporation’s success over the last 14 years. Mrs. Brouillette’s candidacy will be submitted to Quebecor Board of Directors’ Human Resources and Corporate Governance Committee in 2019 to become a Director of Quebecor Inc.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under International Financial Reporting Standards (“IFRS”) that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

On a transitional basis, to clarify the impact of retroactive adoption of IFRS 15, as described under “Changes in accounting policies”, columns have been added to the calculation and reconciliation tables for non-IFRS financial measures, where applicable. Accordingly, those tables also show the calculation and reconciliation of non-IFRS measures in 2018 and 2017, based on the former accounting policies with respect to revenue recognition, i.e. without the adjustments required by adoption of IFRS 15.

Adjusted EBITDA (formerly “Adjusted operating income”)

In its analysis of operating results, Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended September 30				Nine months ended September 30
	With IFRS 15[1]		Excluding IFRS 15[2]		With IFRS 15[1]		Excluding IFRS 15[2]
	2018	2017	2018	2017	2018	2017	2018	2017

Adjusted EBITDA	$425.6	$390.0	$414.9	$379.1	$1,258.1	$1,170.9	$1,252.0	$1,144.2

Depreciation and amortization	(167.7)	(160.3)	(167.7)	(160.3)	(499.7)	(474.7)	(499.7)	(474.7)

Financial expenses	(49.1)	(35.4)	(49.1)	(35.4)	(130.9)	(111.4)	(130.9)	(111.4)

Loss on valuation and translation of financial instruments	(0.7)	(1.0)	(0.7)	(1.0)	(1.4)	(2.6)	(1.4)	(2.6)

Restructuring of operations, litigation and other items	(13.4)	(5.2)	(13.4)	(5.2)	(17.1)	0.8	(17.1)	0.8

Gain on sale of spectrum licences	—	243.0	—	243.0	—	330.9	—	330.9

Loss on debt refinancing	—	—	—	—	—	(5.2)	—	(5.2)

Income taxes	(36.6)	(22.9)	(36.6)	(22.9)	(126.3)	(104.0)	(126.3)	(104.0)

Impact of IFRS 15	—	—	10.7	10.9	—	—	6.1	26.7
Net income	$158.1	$408.2	$158.1	$408.2	$482.7	$804.7	$482.7	$804.7

1              Non-IFRS measures presented in these columns are calculated based on IFRS 15 new rules, adopted by the Corporation on a retroactive basis and described under “Changes in Accounting Policies”.

2              Non-IFRS measures presented in these columns are calculated based on the Corporation’s former accounting policies with respect to revenue recognition, i.e. without the impact of IFRS 15 adoption.

Adjusted EBITDA Margin

The Corporation defines adjusted EBITDA margin as the adjusted EBITDA expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Revenue-generating unit (“RGU”)

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies.

Average billing per unit (“ABPU”)

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted EBITDA to net income as disclosed in our condensed consolidated financial statements.

Analysis of Consolidated Results of Videotron

2018/2017 Third Quarter Comparison

Customer statistics

Revenue-generating units — As of September 30, 2018, the total number of revenue-generating units (“RGU”) stood at 5,955,900, an increase of 56,500, compared with an increase of 50,400 (0.9%) in the same period last year. RGUs increased by 109,700 (1.9%) over the last twelve months.

Mobile telephony services — As of September 30, 2018, 1,120,700 lines were activated on our mobile telephony network, an increase of 41,500 (3.8%) in the quarter, compared with an increase of 37,000 (3.9%) in the same quarter of 2017. Mobile telephony lines increased by 130,400 (13.2%) over the last twelve months.

Cable Internet access services — The number of subscribers to cable Internet access services stood at 1,697,500 as at the end of the third quarter of 2018, an increase of 23,400  in the quarter, compared with an increase of 26,900 (1.7%) in the same period of 2017. Cable Internet access customers increased by 43,400 (2.6%) over the last twelve months. As of September 30, 2018, the household penetration rate (number of subscribers as a proportion of the 2,900,200 total homes passed) for our cable Internet access services was 58.5%, compared with 57.7% as of September 30, 2017.

Cable television services — Our cable television subscribers decreased by 2,300 (0.1%) in the third quarter of 2018, compared with a decrease of 7,700 (0.5%) in the same period of 2017 and by 45,300 (2.7%) over the last twelve months. As at the end of the third quarter of 2018, we had 1,603,700 subscribers to our cable television services. The household and business penetration rate was 55.3%, compared with 57.5% a year earlier.

•                                As of September 30, 2018, the number of subscribers to our illico Digital TV service stood at 1,603,700, a decrease of 2,300 (0.1%) during the period, compared with an increase of 7,100 (0.4%) in the same quarter of 2017. Illico Digital TV subscribers decreased by 200 over the last twelve months.

•                                As of September 30, 2018, substantially all subscribers to the analog cable television service had migrated to our digital service.

Cable telephony services — The number of cable telephony lines stood at 1,131,100 as at the end of the third quarter of 2018, a decrease of 17,100 (1.5%) in the quarter, compared with a decrease of 15,600 (1.3%) in the same quarter of 2017. Cable telephony lines decreased by 74,300 (6.2%) over the last twelve months. As of September 30, 2018, our cable telephony service household penetration rate was 39.0%, compared with 42.0% as of September 30, 2017.

Club illico — The number of subscribers to Club illico stood at 402,900 as at the end of the third quarter of 2018, an increase of 11,000 (2.8%) in the quarter, compared with an increase of 9,800 (2.9%) in the third quarter of 2017. Club illico customers increased by 55,500 (16.0%) over the last twelve months.

Table 2

Quarter-end RGUs

(in thousands of units)

	Sept. 18	June 18	Mar. 18	Dec. 17	Sept. 17	June 17	Mar. 17	Dec. 16

Mobile telephony	1,120.7	1,079.2	1,047.3	1,024.0	990.3	953.3	920.9	893.9
Cable Internet	1,697.5	1,674.1	1,674.6	1,666.5	1,654.1	1,627.2	1,628.1	1,612.8
Cable television:
Analog	—	—	—	—	45.1	59.9	85.5	103.8
Digital	1,603.7	1,606.0	1,625.5	1,640.5	1,603.9	1,596.8	1,595.1	1,587.1
	1,603.7	1,606.0	1,625.5	1,640.5	1,649.0	1,656.7	1,680.6	1,690.9

Cable telephony	1,131.1	1,148.2	1,169.6	1,188.5	1,205.4	1,221.0	1,241.3	1,253.1
Club illico	402.9	391.9	383.4	361.6	347.4	337.6	324.5	314.7
Total	5,955.9	5,899.4	5,900.4	5,881.1	5,846.2	5,795.8	5,795.4	5,765.4

Revenues: $858.5 million, an increase of $30.3 million (3.7%) compared with the third quarter of 2017.

Revenues from mobile telephony services increased by $18.8 million (15.7%) to $138.3 million, essentially due to subscriber growth.

Revenues from Internet access services increased by $11.3 million (4.3%) to $272.0 million. The favourable variance was mainly due to rate increases on some packages, subscriber plan mix, and subscriber growth, partially offset by lower revenues from excess usage.

Combined revenues from cable television services decreased by $4.4 million (1.7%) to $247.6 million. This decrease was primarily due to the net customer base erosion, unfavourable subscriber plans mix, lower video-on-demand revenues, partially offset by rate increases and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $7.2 million (7.3%) to $91.0 million, mainly due to the net customer base erosion and lower long-distance revenues, partially offset by a favourable plan mix.

Revenues from Club illico increased by $1.8 million (17.8%) to 11.9 million, essentially due to customer growth.

Revenues from business segment increased by $1.5 million (4.9%) to $32.4 million, mainly due to revenue growth from Fibrenoire Inc (“Fibrenoire”).

Revenues from customer equipment sales increased by $8.8 million (16.2%) to $63.1 million, mainly due to higher revenues from the sale of mobile devices.

Other revenues decreased by $0.3 million (12.0%) to 2.2 million.

Monthly combined Total ABPU: $49.70 in the third quarter of 2018, compared with $48.50 in the same quarter of 2017, an increase of $1.20 (2.5%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted EBITDA: $425.6 million in the third quarter of 2018, an increase of $35.6 million (9.1%) compared to the same quarter of 2017.

•                                This increase was primarily due to:

•                  net revenue growth, as detailed above; and

•                  decrease in operating expenses mainly related to engineering and advertising costs.

Employee costs, expressed as a percentage of revenues: 10.6% in 2018, compared with 11.1% in 2017.

Purchase of goods and services, expressed as a percentage of revenues: 39.8% in 2018, compared with 41.8% in 2017.

Depreciation and amortization charge: $167.7 million, an increase of $7.4 million (4.6%) compared with the same quarter of 2017. The increase was mainly due to an increase in assets related to our wireless and wireline networks and our IT systems, as well as the impact of changes to the depreciation period for some network components.

Financial expenses (primarily comprised of interest on long-term debt): $49.1 million in the third quarter of 2018, an increase of $13.7 million (38.7%) compared with the same quarter of 2017.

•                                This increase was primarily due to:

•                  $5.7 million increase in interest on long term-debt, mainly due to higher average indebtedness, partially offset by lower average interest rate;

•                  $5.0 million decrease in interest revenue from our subordinated loan to our parent corporation;

•                  $1.4 million increase in loss on foreign currency translation of short-term monetary items; and

•                 $1.6 million decrease in other interest revenues and other items.

Loss on valuation and translation of financial instruments: Loss of $0.7 million in the third quarter of 2018, compared with a loss of $1.0 million in the same quarter of 2017, a favourable variance of $0.3 million.

Restructuring of operations, litigation and other items: $13.4 million charge recorded in the third quarter of 2018, compared with a $5.2 million charge in the same quarter of 2017, an increase of $8.2 million, mainly due to a $12.9 million impairment charge related to IT projects recorded in the third quarter of 2018 and $5.4 million in charges incurred in 2017 related to the decommissioning of our analog network.

Gain on sale of spectrum licences: Nil in the third quarter of 2018, compared with a gain of $243.0 million in the same quarter of 2017. On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Quebec to Shaw Communications Inc. (‘‘Shaw’’) for a cash consideration of $430.0 million. This transaction resulted in the recognition of $32.6 million in tax benefits as it was carried out through a tax consolidation arrangement with Quebecor Media, thereby reducing the Corporation’s income tax payments.

Income tax expense: $36.6 million (effective tax rate of 18.8%) in the third quarter of 2018, compared with $22.9 million (effective tax rate of 5.5%) in the same quarter of 2017.

•                                The increase of $13.7 million was mainly due to:

•                  $42.9 million increase due to changes in tax consolidation arrangements with our parent corporation; and

•                  $34.2 million increase due to the effect of non-deductible charges and non-taxable income.

Partially offset by:

•                  $63.5 million related to a decrease in taxable income.

Net income attributable to shareholder: $158.0 million, a decrease of $250.1 million (61.3%).

•                                The decrease was mainly due to:

•                  $243.0 million gain on sale of spectrum licences in 2017, including $121.6 million without any tax consequences;

•                  $13.7 million increase in financial expenses;

•                  $13.7 million increase in income taxes;

•                  $8.2 million increase in restructuring of operations, litigation and other items; and

•                  $7.4 million increase in depreciation and amortization charge.

Partially offset by:

•                  $35.6 million increase in adjusted EBITDA.

2018/2017 Year-to-date Comparison

Revenues: $2,526.3 million, an increase of $69.7 million (2.8%) compared with the same period of 2017.

Revenues from mobile telephony services increased by $48.6 million (14.0%) to $394.9 million, essentially due to subscriber growth.

Revenues from Internet access services increased by $37.4 million (4.9%) to $805.2 million. The favourable variance was mainly due to subscriber plan mix, rate increases on some packages and by subscriber growth, partially offset by lower revenues from excess usage.

Combined revenues from cable television services decreased by $8.4 million (1.1%) to $747.7 million. This decrease was primarily due to the net customer base erosion and lower video-on-demand revenues, partially offset by higher revenues from the leasing of digital set-top boxes and rate increases.

Revenues from cable telephony services decreased by $22.2 million (7.4%) to $278.8 million. This decrease was primarily due to the net customer base erosion and lower long-distance revenues partially offset by a favourable plan mix.

Revenues from Club illico increased by $5.7 million (19.7%) to $34.6 million, essentially due to customer growth.

Revenues from business segment increased by $2.0 million (2.1%) to $95.8, million mainly due to revenues growth from Fibrenoire, partially offset by non-recurring equipment revenues from 4Degrees in 2017.

Revenues from customer equipment increased by $7.3 million (4.7%) to $162.6 million, mainly due to higher revenues from mobile devices.

Other revenues decreased by $0.8 (10.8%) million to $6.6 million.

Monthly combined Total ABPU: $49.40 for the first nine months of 2018, compared with $48.01 in the same period of 2017, an increase of $1.39 (2.9%).This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted EBITDA: $1,258.1 million for the first nine months of 2018, an increase of $87.2 million (7.4%) compared to the same period of 2017.

•                                This increase was mainly due to:

•                 net revenue growth, as detailed above; and

•                 a decrease of roaming charges following a CRTC decision made in the first quarter of 2018.

Employee costs, expressed as a percentage of revenues: 11.5% for the first nine months of 2018, compared with 11.8% in the same period of 2017.

Purchase of goods and services, expressed as a percentage of revenues: 38.7% for the first nine months of 2018, compared with 40.5% in the same period of 2017.

Depreciation and amortization charge: $499.7 million in the first nine months of 2018, an increase of $25.1 million (5.3%) compared with the same period of 2017. The increase was mainly due to an increase in assets related to our wireless and wireline networks and IT systems, as well as the impact of changes to the depreciation period for some network components.

Financial expenses (primarily comprised of interest on long-term debt): $130.9 million in the first nine months of 2018, an increase of $19.5 million (17.5%) compared with the same period of 2017.

•                                The increase was mainly due to:

•                 $13.4 million increase in interest on long-term debt, mainly due to higher average indebtedness;

•                  $8.5 million decrease in interest revenue from our subordinated loan to our parent corporation; and

•                 $2.9 million increase in loss on foreign currency translation of short-term monetary items.

Partially offset by:

•                 $5.2 million increase in interest revenues on cash-on-hand.

Gain or loss on valuation and translation of financial instruments: Loss of $1.4 million in the first nine months of 2018, compared with a $2.6 million loss in the same period of 2017, a favourable variance of $1.2 million.

Restructuring of operations, litigation and other items: $17.1 million charge recorded in the first nine months of 2018, compared with a gain of $0.8 million in the same period of 2017, an unfavourable variance of $17.9 million.

•                                In the first nine months of 2018, a $12.9 million impairment charge was recognized in connection with IT projects;

•                                In the first nine months of 2018, a $3.6 million charge was recognized in connection with charges related to the decommissioning of our analog network and labour-cost reduction initiatives;

•                                In the first nine months of 2017, a $0.8 million net gain was recognized in connection with developments in legal disputes, labour-cost reduction initiatives, and charges related to the decommissioning of our analog network.

Gain on sale of spectrum licences: Nil in the first nine months of 2018, compared with a gain of $330.9 million in the same period of 2017.

•                                On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013, resulting in a gain on disposal of $87.8 million, including $43.9 million without any tax consequences.

•                                On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million, resulting in a gain on disposal of $243.0 million, including $121.6 million without any tax consequences.

Loss on debt refinancing: Nil in the first nine months of 2018, compared to $5.2 million in the same period of 2017.

•                                In accordance with a notice issued on March 31, 2017, the Corporation redeemed, on May 1, 2017, all of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021, in an aggregate principal amount of $125.0 million, at a redemption price of 103.438% of their principal amount. A $5.2 million loss was recorded in the consolidated statement of income of the first nine months of 2017 in connection with this redemption.

Income tax expense: $126.3 million (effective tax rate of 20.7%) in the first nine months of 2018, compared with $104.0 million (effective tax rate of 11.4%) in the same period of 2017.

•                                The increase of $22.3 million was mainly due to:

•                  $51.6 million increase due to non-taxable items and non-deductible charges; and

•                  $50.4 million increase due to changes in tax consolidation arrangements with our parent corporation.

Partially offset by:

•                  $80.9 million related to a decrease in taxable income.

Net income attributable to shareholder: $482.7 million, a decrease of $322.0 million (40.0%).

•                  The decrease was mainly due to:

•                 $330.9 million gain on sale of spectrum licences in 2017, including $165.5 million without any tax consequences;

•                 $25.0 million increase in amortization charge;

•                 $22.3 million increase in income taxes;

•                 $19.5 million increase in financial expenses; and

•                 $17.9 million unfavourable variance in restructuring of operations, litigation and other items.

Partially offset by:

•                 $87.2 million increase in adjusted EBITDA;

•                 $5.2 million loss on debt refinancing in 2017; and

•                 $1.2 million favourable variance in gain or loss on valuation and translation of financial instruments.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Third quarter 2018

Cash flows provided by operating activities: $424.4 million in the third quarter of 2018, compared with $338.0 million in the same quarter of 2017, an increase of $86.4 million (25.6%).

•                                The increase was mainly due to:

•                  $98.3 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in income taxes payables, in accounts receivable and payable related to affiliated corporations, accounts receivables and inventories;

•                  $35.6 million increase in adjusted EBITDA;

•                  $5.0 million decrease in restructuring of operations, litigation, and other items, mainly due to the decrease in charges related to the decommissioning of our analog network; and

•                  $2.4 million favourable variance in loss on disposal of fixed assets.

Partially offset by:

•                  $39.4 million increase in current income tax expenses, due to recognition of tax benefits in the third quarter of 2017; and

•                  $15.1 million increase in financial expenses, due to the use of revolving credit facility;

Year to date

Cash flows provided by operating activities: $1,119.6 million in the third quarter of 2018, compared with $890.0 million in the same period of 2017, an increase of $229.6 million (25.8%).

•                                The increase was mainly due to:

•                  $303.7 million favourable variance in non-cash balances related to operations, mainly due a favourable net variation in income taxes payable, inventories, accounts receivable and payable related to affiliated corporations, accounts payable and accrued charges and contracts assets; and

•                  $87.2 million increase in adjusted EBITDA.

Partially offset by:

•                  $134.6 million increase in current income tax expenses, due to recognition of tax benefits in the first nine months of 2017;

•                  $19.9 million unfavourable variance in cash financial expenses, as explained above; and

•                  $4.7 million unfavourable variance in restructuring of operations, litigation and other items.

Working capital: Negative $303.6 million as of September 30, 2018, compared with $630.0 million as of December 31, 2017. The difference is mainly explained by a reduction of paid-up capital of the Corporation paid in part with cash on hand.

Investing Activities

Third quarter 2018

Additions to fixed assets: $129.8 million in the third quarter of 2018, compared with $133.0 million in the same quarter of 2017.

Additions to intangible assets: $29.1 million in the third quarter of 2018, compared with $28.6 million in the same quarter of 2017.

Proceeds from the disposal of assets: $0.9 million in the third quarter of 2018, compared with $432.8 million in the same quarter of 2017. On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million.

Year to date

Additions to fixed assets: $392.3 million in the first nine months of 2018 compared with $441.9 million in the same period of 2017. The decrease is mainly explained by lower investments in our wireline and wireless network.

Additions to intangible assets: $120.7 million in the first nine months of 2018, compared with $87.0 million in the same period of 2017. The increase is mainly explained by significant investments made on our IPTV project and IT systems.

Proceeds from the disposal of assets: $2.6 million in the first nine months of 2018, compared with $618.0 million in the same period of 2017.

•                  On June 20, 2017, the Corporation sold its AWS spectrum licence in the Toronto region to Rogers Communications Canada inc. for a cash consideration of $184.2 million, pursuant to the transfer option held since 2013. The sale resulted in a gain on disposal of $87.8 million.

•                  On July 24, 2017, the Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.0 million.

Business acquisition: $1.3 million received in the first nine months of 2018, compared with $5.6 million payment in the same period of 2017. These amounts are related to closing adjustments and payment of purchase price balance pursuant to our 2016 purchase of Fibrenoire.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $787.7 million increase during the first nine months of 2018.

•                                Summary of debt increases during the first nine months of 2018:

•                  $721.9 million increase in drawings under our revolving credit facilities;

•                  $65.4 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset (or a decrease in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

•                  $10.3 million net change in bank indebtedness.

•                                Summary of debt decreases during the same period:

•                 repayment of $5.4 million of borrowings under our export financing facility; and

•                 $8.3 million change in the fair value related to hedged interest rate risk.

Assets and liabilities related to derivative financial instruments: Net asset of $285.4 million as of September 30, 2018, compared with a net asset of $259.0 million as of December 31, 2017, a $26.4 million favourable variance. The variance was mainly due to the favourable net impact of exchange rate.

Dividends: Net decrease of $147.0 million in common dividends to our parent corporation in the first nine months of 2018 compared with the same period of 2017.

Financial Position as of September 30, 2018

Net available liquid assets: $234.8 million for the Corporation and its wholly owned subsidiaries, consisting of $245.1 million in unused availabilities under credit facilities, less bank indebtedness of $10.3 million.

Consolidated debt (long-term debt plus bank indebtedness): $4,058.0 million as of September 30, 2018, an increase of $787.7 million; $26.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2018, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2019	$—
2020	—
2021	719.9
2022	1,032.6
2023	—
2024 and thereafter	2,324.0
Total	$4,076.5

We may (but are under no obligation to) from time to time seek to retire or purchase our outstanding senior notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on our liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Videotron’s consolidated debt was approximately 5.6 years as of September 30, 2018   (7.0 years as of December 31, 2017). As of September 30, 2018, after taking into account the hedging instruments, the debt consisted of approximately 76.2% fixed-rate debt (94.1% as of December 31, 2017) and 23.8 % floating-rate debt (5.9% as of December 31, 2017).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends and distributions in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). As of September 30, 2018, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $63.0 million in common dividends to our shareholder, Quebecor Media, in the first nine months of 2018, compared with total common dividends of $210.0 million in the same period of 2017. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569.822 common shares of 9370-5762 Québec Inc and ii) 6,636,391 common shares of 9370-5762 Quebec inc. The following day, the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd.  Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569.822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

During the respective three-month and nine-month periods ended September 30, 2018, the Corporation made reductions of its paid up capital for total cash considerations of $139.1 million and $2,431.1 million.

Subsequent event on November 2nd, 2018, the Corporation reduced its paid-up capital for an additional cash consideration of $60.0 million.

Analysis of Consolidated Balance Sheets as of September 30, 2018

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2018 and December 31, 2017

(in millions of dollars)

	Sept. 30, 2018	December 31, 2017	Variance	Variance detail

Assets

Cash and cash equivalents	$1.0	$815.8	$(814.8)	Reduction of paid-up capital of the Corporation paid in part with cash on hand

Amounts receivable from affiliated corporations	69.1	7.0	62.1	Dividends receivable from the parent corporation for tax consolidation purposes

Investments	2,390.0	—	2,390.0	Investment in preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	3,182.0	3,257.4	(75.4)	Amortization expense less capital expenditure

Intangible assets	973.5	908.0	65.5	Investments made on our IPTV project

Derivative financial instruments[1]	285.4	259.0	26.4	See “Financing Activities” above

Subordinated loan to parent corporation	—	342.0	(342.0)	Reimbursement by the parent corporation

Liabilities

Accounts payable and accrued charges	471.0	491.9	(20.9)	Impact of current variances in activity

Amounts payable to affiliated corporations	104.6	54.7	49.9	Interest payable to the parent corporation for tax consolidation purposes

Income taxes payable (receivable)	115.3	(27.2)	142.5	Recognition of tax benefits in 2017

Long-term debt, including short-term portion and bank indebtedness	4,058.0	3,270.3	787.7	See “Financing Activities” above

Subordinated loan from parent corporation	2,390.0	—	2,390.0	Loan payable to the parent corporation for tax consolidation purposes

Capital stock	1,477.5	132.4	1,345.1	Corporate reorganization

(Deficit) retained earnings	(1,511.6)	1,844.9	(3,356.5)	Corporate reorganization

1   Long-term assets less long-term liabilities

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2018, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2018

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more

Contractual obligations[1]
Accounts payable and accrued charges	$471.0	$471.0	$—	$—	$—
Amounts payable to affiliated corporations	104.6	104.6	—	—	—
Bank credit facilities	719.9	—	719.9	—	—
5% Senior Notes due July 15, 2022	1,032.6	—	—	1,032.6	—
5 3/8% Senior Notes due June 15, 2024	774.5	—	—	—	774.5
5 5/8% Senior Notes due June 15, 2025	400.0	—	—	—	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	—	—	—	375.0
5 1/8% Senior Notes due April 15, 2027	774.5	—	—	—	774.5
Interest payments[2]	1,087.7	137.6	376.0	284.3	289.8
Derivative financial instruments[3]	(315.4)	—	—	(233.1)	(82.3)
Operating lease commitments	143.7	41.0	44.9	23.2	34.6
Services and capital equipment commitments	600.2	118.6	158.7	115.2	207.7
Total contractual cash obligations	$6,168.3	$872.8	$1,299.5	$1,222.2	$2,773.8

1              Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2018.

3              Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Material commitments included in Table 5

The Corporation leases sites for its LTE wireless network under operating lease contracts, and it has signed a set of service sharing and exchange agreements with Rogers Communications Inc., including a 20-year agreement to build out and operate a shared LTE wireless network in the Province of Québec and in the Ottawa Region. Also, the Corporation has signed an agreement with Comcast Corporation to deploy an innovative IP television service.  As of September 30, 2018, a total commitment of $601.3 million was outstanding under those agreements.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2018, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.6 million ($24.6 million in the same quarter of 2017), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.4 million ($1.3 million in the same quarter of 2017).

During the first nine months of 2018, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $80.2 million ($87.3 million in the same period of 2017), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $4.3 million ($4.6 million in the first nine months of 2017). These transactions were concluded and accounted for at the consideration agreed between parties.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the third quarter of 2018, Videotron incurred management fees of $13.3 million ($13.3 million in the third quarter of 2017) with its parent corporation. During the first nine months of 2018, Videotron incurred management fees of $39.8 million ($39.8 million in the first nine months of 2017).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2018 and December 31, 2017 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2018		December 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(4,076.5)	$(4,140.6)	$(3,294.6)	$(3,492.1)
Derivative financial instruments
Foreign exchange forward contracts	0.4	0.4	(4.5)	(4.5)
Cross-currency interest rate swaps	285.0	285.0	263.5	263.5

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gain or loss on valuation and translation of financial instruments for the three months and nine months ended September 30, 2018 and 2017 is mainly related to the ineffective position of fair value hedges.

Table 7

Loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2018	2017	2018	2017

Loss on the ineffective portion of fair value hedge	$0.7	$1.0	$1.4	$2.4
Loss on embedded derivatives related to long- term debt	—	—	—	0.2
	$0.7	$1.0	$1.4	$2.6

A gain of $0.6 million was recorded under other comprehensive income in the third quarter of 2018 in relation to cash flow hedging relationships (gain of $27.4 million in the same quarter of 2017). For the nine months ended September 30, 2018, a loss of $29.2 million was recorded (gain of $48.3 million in the corresponding period of 2017).

CHANGES IN ACCOUNTING POLICIES

•             IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

•             IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted on a fully retroactive basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specify how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                                the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to perform their respective obligations;

•                                the entity can identify each party’s rights regarding the goods or services to be transferred;

•                                the entity can identify the payment terms for the goods or services to be transferred;

•                                the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                                it is probable that the entity will collect the consideration to which it is entitled in exchange for the goods or services to be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements of the Corporation with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain his services. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended Sept. 30, 2017	Nine months ended Sept. 30, 2017

Revenues	$5,949	$17,546
Purchase of goods and services	(4,964)	(9,138)
Deferred income tax expenses	2,892	7,071
Net income and comprehensive income attributable to shareholder	8,021	19,613

Consolidated balance sheets

Increase	December 31, 2017	December 31, 2016

Contract assets[1]	$183,611	$155,790
Contract costs[2]	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

1 The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cash flows from operating, investing or financing activities.

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•             our ability to successfully continue developing our network and facilities-based mobile offering;

•             general economic, financial or market conditions;

•             the intensity of competitive activity in the industries in which we operate;

•             new technologies that would change consumer behaviour towards our product suite;

•             unanticipated higher capital spending required for developing our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•             our ability to implement successfully our business and operating strategies and to manage our growth and expansion;

•             disruptions to the network through which we provide our digital television, Internet access, mobile and cable telephony services, and Club illico services and our ability to protect such services from piracy, unauthorised access or other security breaches;

•             labour disputes or strikes;

•             changes in our ability to obtain services and equipment critical to our operations;

•             changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•             our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•             interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information — Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise investors and others to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, note 2)		(restated, note 2)
Revenues
Cable television		$247,590	$251,998	$747,720	$756,146
Internet		271,992	260,650	805,193	767,797
Mobile telephony		138,333	119,490	394,892	346,318
Cable telephony		91,007	98,225	278,819	300,987
Over-the-top video		11,925	10,059	34,638	28,895
Business		32,400	30,851	95,820	93,755
Equipment sales		63,093	54,311	162,607	155,307
Other		2,158	2,619	6,613	7,365
		858,498	828,203	2,526,302	2,456,570

Employee costs	3	91,448	92,093	290,230	289,782
Purchase of goods and services	3	341,486	346,121	978,016	995,897
Depreciation and amortization		167,768	160,303	499,668	474,609
Financial expenses	4	49,127	35,424	130,940	111,434
Loss on valuation and translation of financial instruments		685	961	1,394	2,603
Restructuring of operations, litigation and other items	6	13,362	5,186	17,091	(797)
Gain on sale of spectrum licences	9	—	(243,025)	—	(330,871)
Loss on debt refinancing		—	—	—	5,201
Income before income taxes		194,622	431,140	608,963	908,712

Income taxes (recovery)
Current		33,835	(5,554)	137,849	3,214
Deferred		2,727	28,451	(11,587)	100,766
		36,562	22,897	126,262	103,980

Net income		$158,060	$408,243	$482,701	$804,732

Net income attributable to
Shareholder		$158,043	$408,217	$482,688	$804,695
Non-controlling interests		17	26	13	37

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, note 2)		(restated, note 2)

Net income		$158,060	$408,243	$482,701	$804,732

Other comprehensive income (loss):
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		610	27,424	(29,229)	48,319
Deferred income taxes		1,553	(548)	3,192	10,278
		2,163	26,876	(26,037)	58,597
Comprehensive income		$160,223	$435,119	$456,664	863,329

Comprehensive income attributable to
Shareholder		$160,206	$435,093	$456,651	$863,292
Non-controlling interests		17	26	13	37

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder			Equity
	Capital stock (note 10)	Retained earnings (deficit)	Accumulated other comprehensive loss (note 12)	attributable to non- controlling interests	Total equity (deficit)

Balance as of December 31, 2016, as previously reported	$132,401	$1,022,737	$(83,907)	$509	$1,071,740
Changes in accounting policies (note 2)	—	177,317	—	—	177,317
Balance as of December 31, 2016 , as restated	132,401	1,200,054	(83,907)	509	1,249,057
Net income	—	804,695	—	37	804,732
Other comprehensive income	—	—	58,597	—	58,597
Dividends	—	(210,000)	—	—	(210,000)
Balance as of September 30, 2017	132,401	1,794,749	(25,310)	546	1,902,386
Net income	—	135,134	—	15	135,149
Other comprehensive income	—	—	(16,518)	—	(16,518)
Dividends	—	(85,000)	—	—	(85,000)
Balance as of December 31, 2017	132,401	1,844,883	(41,828)	561	1,936,017
Net income	—	482,688	—	13	482,701
Other comprehensive loss	—	—	(26,037)	—	(26,037)
Corporate reorganization (note 10)	3,776,170	(3,776,170)	—	—	—
Reduction of paid-up capital (note 10)	(2,431,100)	—	—	—	(2,431,100)
Dividends	—	(63,000)	—	(155)	(63,155)
Balance as of September 30, 2018	$1,477,471	$(1,511,599)	$(67,865)	$419	$(101,574)

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Net income		$158,060	$408,243	$482,701	$804,732
Adjustments for:
Depreciation of fixed assets		145,216	138,781	433,643	411,896
Amortization of intangible assets		22,552	21,522	66,025	62,713
Loss on valuation and translation of financial instruments		685	961	1,394	2,603
Gain on sale of spectrum licences	9	—	(243,025)	—	(330,871)
Amortization of financing costs	4	1,080	1,123	3,227	3,209
Deferred income taxes		2,727	28,451	(11,587)	100,766
Loss on debt refinancing		—	—	—	5,201
Impairment of assets	6	12,893	—	12,893	—
Other		1,136	227	2,735	4,891
		344,349	356,283	991,031	1,065,140
Net change in non-cash balances related to operating activities		80,092	(18,296)	128,591	(175,170)
Cash flows provided by operating activities		424,441	337,987	1,119,622	889,970

Cash flows related to investing activities
Additions to fixed assets		(129,773)	(132,978)	(392,290)	(441,920)
Additions to intangible assets		(29,123)	(28,633)	(120,704)	(87,021)
Proceeds from disposal of assets	9	882	432,770	2,626	617,977
Business acquisition		—	—	1,305	(5,553)
Acquisition of preferred shares of an affiliated corporation	7	—	—	(2,390,000)	(3,600,000)
Net change in subordinated loan to the parent corporation	8	—	—	342,000	(342,000)
Cash flows (used in) provided by investing activities		(158,014)	271,159	(2,557,063)	(3,858,517)

Cash flows related to financing activities
Net change in bank indebtedness		(7,769)	—	10,307	(10,118)
Net change under revolving credit facility		(94,212)	—	721,915	(209,323)
Issuance of long-term debt, net of financing costs		—	—	—	794,580
Repayment of long-term debt		—	—	(5,357)	(315,671)
Settlement of hedging contracts		—	—	—	(2,323)
Issuance of a subordinated loan from the parent corporation	7	—	—	2,390,000	3,600,000
Reduction in paid-up capital	10	(139,100)	—	(2,431,100)	—
Dividends		(25,000)	(45,000)	(63,000)	(210,000)
Other		—	(7)	(154)	(7)
Cash flows (used in) provided by financing activities		(266,081)	(45,007)	622,611	3,647,138

Net change in cash and cash equivalents		346	564,139	(814,830)	678,591

Cash and cash equivalents at the beginning of the period		672	115,413	815,848	961
Cash and cash equivalents at the end of the period		$1,018	$679,552	$1,018	$679,552

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$169	$677,854	$169	$677,854
Cash equivalents	849	1,698	849	1,698
	$1,018	$679,552	$1,018	$679,552

Interest and taxes reflected as operating activities
Cash interest payments	$41,000	$35,135	$125,093	$104,544
Cash income tax payments (net of refunds)	404	183	1,451	56,529

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)
(unaudited)

	Note	September 30, 2018	December 31, 2017	December 31, 2016
			(restated, note 2)	(restated, note 2)
Assets

Current assets
Cash and cash equivalents		$1,018	$815,848	$961
Accounts receivable		343,539	337,768	329,037
Contract assets		136,270	132,795	106,592
Amounts receivable from affiliated corporations		69,068	7,021	2,657
Income taxes		—	27,158	—
Inventories		69,705	89,590	86,064
Prepaid expenses		55,423	46,163	38,242
Other current assets		63,262	55,894	49,387
Total current assets		738,285	1,512,237	612,940

Non-current assets
Investments	7	2,390,000	—	—
Fixed assets		3,182,019	3,257,388	3,261,883
Intangible assets		973,476	907,972	1,123,257
Goodwill		534,628	535,932	535,932
Derivative financial instruments		311,341	293,157	417,788
Subordinated loan to parent corporation	8	—	342,000	—
Other assets		94,941	100,856	102,132
Total non-current assets		7,486,405	5,437,305	5,440,992
Total assets		$8,224,690	$6,949,542	$6,053,932

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2018	December 31, 2017	December 31, 2016
			(restated, note 2)	(restated, note 2)
Liabilities and Equity

Current liabilities
Bank indebtedness		$10,307	$—	$10,118
Accounts payable and accrued charges		470,985	491,910	456,437
Amounts payable to affiliated corporations		104,594	54,675	66,534
Provisions		19,167	17,508	60,321
Deferred revenue		321,568	312,772	309,910
Income taxes		115,302	—	33,370
Current portion of long-term debt	5	—	5,357	10,714
Total current liabilities		1,041,923	882,222	947,404

Non-current liabilities
Long-term debt	5	4,047,664	3,264,973	3,152,394
Subordinated loan from parent corporation	7	2,390,000	—	—
Derivative financial instruments		25,922	34,129	—
Deferred income taxes	2	704,555	719,334	589,465
Other liabilities		116,200	112,867	115,612
Total non-current liabilities		7,284,341	4,131,303	3,857,471
Total liabilities		8,326,264	5,013,525	4,804,875

Equity
Capital stock	10	1,477,471	132,401	132,401
(Deficit) retained earnings		(1,511,599)	1,844,883	1,200,054
Accumulated other comprehensive loss	12	(67,865)	(41,828)	(83,907)
Equity attributable to shareholder		(101,993)	1,935,456	1,248,548
Equity attributable to non-controlling interests		419	561	509
Total equity		(101,574)	1,936,017	1,249,057
Subsequent event	14

Total liabilities and equity		$8,224,690	$6,949,542	$6,053,932

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.                BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2017 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 7, 2018.

Comparative figures for the three-month and nine-month periods ended September 30, 2017 have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2018.

2.                CHANGES IN ACCOUNTING POLICIES

(i)            IFRS 9 — Financial Instruments

On January 1, 2018, the Corporation adopted the new rules under IFRS 9, Financial Instruments, which simplify the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk-management activities undertaken by entities.

Under the new rules, all financial assets and liabilities of the Corporation are now classified as subsequently measured at amortized cost. The Corporation is also using the IFRS 9 expected credit losses method to estimate the provision for expected credit losses on its financial assets.

The adoption of IFRS 9 had no impact on the consolidated financial statements.

(ii)         IFRS 15 — Revenue from Contracts with Customers

On January 1, 2018, the Corporation adopted, on a fully retrospective basis the new rules under IFRS 15, Revenue from Contracts with Customers, which specifiy how and when an entity should recognize revenue, and which also require the entity to provide users of financial statements with more informative disclosures. The standard provides a single, principles-based, five-step model under which the Corporation now only accounts for a contract with a customer when all of the following criteria are met:

•                 the parties to the contract have approved the contract (in writing, orally or in accordance with other customary business practices) and are committed to performing their respective obligations;

•                 the entity can identify each party’s rights regarding the goods or services to be transferred;

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(ii)         IFRS 15 — Revenue from Contracts with Customers (continued)

•                 the entity can identify the payment terms for the goods or services to be transferred;

•                 the contract has commercial substance (i.e. the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract); and

•                 it is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The adoption of IFRS 15 had significant impacts on the consolidated financial statements of the Corporation with regards to the timing of the recognition of its revenues, the classification of its revenues, as well as the capitalization of costs, such as the costs to obtain a contract and connection costs.

Under IFRS 15, the total consideration from a contract with multiple deliverables is now allocated to all performance obligations in the contract based on the stand-alone selling price of each obligation, without being limited to a non-contingent amount. The Corporation provides mobile devices and services under contracts with multiple deliverables and for a fixed period of time. Under IFRS 15, promotional offers related to the sale of mobile devices, previously accounted for as a reduction in related equipment sales on activation, are now considered in the total consideration to be allocated to all performance obligations. Among other impacts, the adoption of IFRS 15 results in an increase in the revenue from the device sale and in a decrease in the mobile service revenue recognized over the contract term. The timing of the recognition of these revenues therefore changes under IFRS 15. However, the total revenue recognized over a contract term relating to all performance obligations within the contract remains the same as under the previous rules. The portion of revenues that is earned without having been invoiced is now presented as contract assets in the consolidated balance sheets, which asset is realized during the term of the contract. The long-term portion of contract assets is included in “Other Assets” in the consolidated balance sheets. All other types of revenue have not been impacted by the adoption of IFRS 15.

In addition, under IFRS 15, certain costs to obtain a contract, mainly sales commissions, are capitalized and amortized as operating expenses over the contract term or over the period of time the customer is expected to maintain his services. Previously, such costs were expensed as incurred. Also, the capitalization of connection costs is no longer limited to the related connection revenues as under the previous rules. These capitalized costs are included in “Other Assets” as contract costs in the consolidated balance sheets.

The retroactive adoption of IFRS 15 had the following impacts on the comparatives consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended September 30, 2017	Nine months ended September 30, 2017

Revenues	$5,949	$17,546
Purchase of goods and services	(4,964)	(9,138)
Deferred income tax expenses	2,892	7,071
Net income and comprehensive income attributable to shareholder	$8,021	$19,613

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

Consolidated balance sheets

Increase	December 31, 2017	December 31, 2016

Contract assets[1]	$183,611	$155,790
Contract costs[2]	92,528	85,457
Deferred income tax liability	73,176	63,930
Retained earnings	202,963	177,317

1          The current portion of contract assets is $132.8 million as of December 31, 2017 and $106.6 million as of December 31, 2016.

2          The current portion of contract costs is $55.9 million as of December 31, 2017 and $49.4 million as of December 31, 2016.

The adoption of IFRS 15 had no impact on cashflows from operating, investing, or financing activities.

3.                EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
		(restated, note 2)		(restated, note 2)

Employee costs	$137,035	$132,596	$433,175	$427,162
Less employee costs capitalized to fixed assets and intangible assets	(45,587)	(40,503)	(142,945)	(137,380)
	91,448	92,093	290,230	289,782
Purchase of goods and services
Royalties and rights	105,618	107,094	316,795	320,926
Cost of retail products	90,853	80,939	238,063	226,400
Subcontracting costs	25,111	31,332	75,549	89,342
Marketing and distribution expenses	13,559	15,538	42,069	41,630
Other	106,345	111,218	305,540	317,599
	341,486	346,121	978,016	995,897

	$432,934	$438,214	$1,268,246	$1,285,679

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

4.                FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017

Third parties:
Interest on long-term debt	$47,358	$41,662	$131,523	$118,160
Amortization of financing costs	1,080	1,123	3,227	3,209
Loss (gain) on foreign currency translation on short-term monetary items	43	(1,356)	930	(1,978)
Other	424	(918)	(5,027)	199
	48,905	40,511	130,653	119,590
Affiliated corporations:
Interest expense	57,229	95,277	134,364	156,378
Dividend income	(57,831)	(96,184)	(135,778)	(157,867)
Interest income (note 8)	—	(5,041)	(773)	(9,250)
	(602)	(5,948)	(2,187)	(10,739)

Interest on net defined benefit liability	824	861	2,474	2,583
	$49,127	$35,424	$130,940	$111,434

5.                LONG-TERM DEBT

Components of the long-term debt are as follows:

	September 30, 2018	December 31, 2017

Bank credit facilities	$719,874	$5,357
Senior Notes	3,356,600	3,289,200
Total long-term debt	4,076,474	3,294,557

Change in fair value related to hedged interest rate risk	(2,556)	5,789
Financing cost, net of amortization	(26,254)	(30,016)
	(28,810)	(24,227)

Less current portion	—	(5,357)
	$4,047,664	$3,264,973

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.                RESTRUCTURING OF OPERATIONS, LITIGATION AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2018, net charge of $0.5 million and $4.2 million were recorded relating mainly to various cost reduction initiatives across the organization (a net charge of $5.2 million and a net reversal of the charge of $0.8 million in 2017 which were related to cost reduction initiatives, developments in certain litigations and the migration of subscribers from analog to digital services).

During the three-month period ended September 30, 2018, an impairment charge on assets of $12.9 million was also recorded as a result of restructuring initiatives.

7.                  INVESTMENTS AND SUBORDINATED LOAN FROM PARENT CORPORATION

On May 3, 2017, the Corporation contracted a subordinated loan of $3.6 billion from Quebecor Media Inc., bearing interest at a rate of 10.5%, payable every six months on June 20 and December 20 and maturing on May 3, 2047. On the same day, the Corporation invested the total proceeds of $3.6 billion into 3,600,000 preferred shares, Series C, of 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.6%, payable semi-annually.

On November 6, 2017, 9346-9963 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 3,600,000 preferred shares, Series C for a total cash consideration of $3.6 billion, and settled cumulative unpaid dividends of $145.3 million. On the same day, the Corporation used the total proceeds of $3.6 billion to repay its subordinated loans contracted from Quebecor Media Inc.

On February 27, 2018, the Corporation contracted a subordinated loan of $2.39 billion from Quebecor Media Inc., bearing interest at a rate of 9.5%, payable every six months on June 20 and December 20, and maturing on February 27, 2048. On the same day, the Corporation invested the total proceeds of $2.39 billion into 2,390,000 preferred shares, Series C, of 9346-9963 Québec Inc. These shares carry the right to receive an annual dividend of 9.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

8.                SUBORDINATED LOAN TO PARENT COPORATION

On April 12, 2017, the Corporation made to Quebecor Media Inc. a $342.0 million subordinated loan, bearing interest at 5.5%, payable every six months on April 12 and October 12, and maturing on April 12, 2019.

On January 16, 2018, Quebecor Media Inc. reimbursed its subordinated loan of $342.0 million to the Corporation.

9.                GAIN ON SALE OF SPECTRUM LICENCES

On June 20, 2017, The Corporation sold its AWS spectrum licence in the greater Toronto region to Rogers Communications Canada Inc. for a cash consideration of $184.2 million, pursuant to the transfer option held by Videotron since 2013. The sale resulted in a gain on disposal of $87.8 million.

On July 24, 2017, The Corporation sold its seven 2500 MHz and 700 MHz wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale resulted in a gain on disposal of $243.1 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.         CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2017	172,516,829	$132,401
Corporate reorganization
Cancellation of shares due to merger	(172,516,829)	(132,401)
Issuance of shares	10,544,961.822	3,908,571
Reduction in paid-up capital	—	(2,431,100)
Balance as of September 30, 2018	10,544,961.822	$1,477,471

Corporate reorganization

On January 3, 2018, Quebecor Media Inc. transferred all of its 172,516,829 shares in the Corporation in the amount of $132.4 million to a newly fully owned subsidiary, 9370-5762 Québec Inc. in exchange for i) a convertible promissory note for a value of $3,908.6 million that is convertible into 3,908,569.822 common shares of 9370-5762 Québec Inc. and ii) 6,636,391 common shares of 9370-5762 Québec Inc. The following day the Corporation was merged with 9370-5762 Québec Inc. The new merged Corporation continues to operate under the name of Videotron Ltd. Since this transaction resulted in no substantive changes in the parent corporation reporting group, the transaction was accounted for using the continuity of interest method. Under this method, all figures of the Corporation reflect the carrying values of the two merged entities.

On January 8, 2018, the convertible promissory note was converted into 3,908,569.822 common shares of the Corporation.

This corporate reorganization resulted in an increase of $3,776.2 million of capital stock and a decrease of retained earnings by the same amount.

Reduction of paid-up capital

During the respective three-month and nine-month periods ended September 30, 2018, the Corporation made reductions of its paid up capital for total cash considerations of $139.1 million and $2,431.1 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.         STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2018:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2017	100,000	$12.75
Exercised	(100,000)	$12.75
As of September 30, 2018	—	—

Quebecor Media Inc.
As of December 31, 2017	158,227	$65.08
Transferred	9,300	64.31
Exercised	(76,777)	62.31
As of September 30, 2018	90,750	$67.35
Vested options as of September 30, 2018	36,450	$63.04

During the three-month period ended September 30, 2018, 13,850 of the Corporation’s stock options were exercised for a cash consideration of $0.7 million (58,128 stock options for $1.7 million in 2017). During the nine-month period ended September 30, 2018, 176,777 of the Corporation’s stock options were exercised for a cash consideration of $3.8 million (74,628 stock options for $1.8 million in 2017).

Deferred share units (“DSU”) and performance share units (“PSU”) plans

Under the DSU and PSU plans, based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”), the DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. As of September 30, 2018, 100,057 DSUs and 120,531 PSUs awarded to employees of the Corporation were outstanding under these plans.

Stock-based compensation expense

For the three-month period ended September 30, 2018 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $1.3 million (a net charge of $0.6 million in 2017). For the nine-month period ended September 30, 2018, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $3.2 million (a net charge of $3.0 million in 2017).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.         ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2016	$(51,192)	$(32,715)	$(83,907)
Other comprehensive income	58,597	—	58,597
Balance as of September 30, 2017	7,405	(32,715)	(25,310)
Other comprehensive loss	(11,385)	(5,133)	(16,518)
Balance as of December 31, 2017	(3,980)	(37,848)	(41,828)
Other comprehensive loss	(26,037)	—	(26,037)
Balance as of September 30, 2018	$(30,017)	$(37,848)	$(67,865)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 ½-year period.

13.           FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•                 Level 1:   quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:    inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:   inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2018 and 2017

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

13.           FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018		December 31, 2017
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,076,474)	$(4,140,600)	$(3,294,557)	$(3,492,100)
Derivative financial instruments
Foreign exchange forward contracts	422	422	(4,502)	(4,502)
Cross-currency interest rate swaps	284,997	284,997	263,530	263,530

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk and financing costs.

14.         SUBSEQUENT EVENT

On November 2nd, 2018, the Corporation reduced its paid-up capital for a cash consideration of $60.0 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: November 14, 2018